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(Multimedia          MULTIMEDIA, INC.

logo)                P.O. Box 1688

                     Greenville, South Carolina 29602

                     (803) 298-4373

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(Photo appears here)

3


MULTIMEDIA, INC.

1995

THIRD QUARTER REPORT

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A LETTER TO OUR SHAREHOLDERS

Multimedia had net earnings of $20.9 million and earnings per share of $.54 for the third quarter ended September 30, 1995, reflecting decreases of 31.5%

and 32.5%, respectively, when compared with 1994 third quarter earnings. The

1994 third quarter results included an after-tax gain of $13.4 million, or

$.35 per share, on the sale of the Company's wireless cable systems and an after-tax loss of $1.8 million, or $.05 per share, on the closing of

Multimedia's television movie production business. If the results from these divested operations were excluded from the 1994 third quarter results, net earnings and earnings per share would reflect increases of 10.2% and 8.0%,

respectively.

        Consolidated operating revenues for the third quarter of the year were $162.9 million, an increase of 6.7% over the corresponding quarter last year. Third quarter operating profit was $51.4 million, 7.7% more than the prior-year period. Excluding costs associated with NEWSTALK TELEVISION,

Multimedia's news-based cable service launched in October 1994, operating profit for the quarter was up 18.1% when compared with 1994 operating profit for the same period. Interest expense decreased 6.1% compared with last year's third quarter to $13.9 million.

        Year-to-date, Multimedia's net earnings were $56.9 million, a decrease of 15.4% compared with 1994 year-to-date net earnings of $67.2 million. Earnings per share for the nine-month period were $1.47, down 16.5%

compared with earnings per share for the first nine months of 1994 of $1.76.

If the results from divested operations were excluded from the 1994 year-to-date results, earnings and earnings per share would show increases of

6.1% and 4.3%, respectively.

        Revenues of $489.6 million posted for the first nine months of 1995 were 6.8% higher than the year-earlier period. Operating profit was $144.7 million for the first three quarters, a 4.5% increase over the same period in

1994. Excluding the effects of NEWSTALK TELEVISION, 1995 year-to-date operating profit increased 15.3% when compared with 1994 operating profit for the nine month period.


        Multimedia Newspapers' third quarter revenues were $40.4 million,

exceeding those of the comparable period in 1994 by 8.6%. The division continues to benefit from increases in advertising rates and a strong performance in retail and classified advertising. For the nine months, total newspaper revenues rose 9.6% to $118.7 million, based on an $87.0 million contribution from advertising revenue and $26.1 million in circulation revenue.

        Broadcasting revenues advanced 12.4% to $37.3 million for the quarter versus the same period last year. National and local advertising revenues registered double-digit increases, which were spread across all major advertising categories. For the first three quarters of 1995, Broadcasting revenues were $112.6 million, 12.5% higher than the year-earlier period.

        Multimedia Cablevision increased revenues 8.3% to $44.3 million in the quarter just ended and 4.5% to $129.8 million for the nine-month period.

Excluding the impact of the wireless cable operations sold in August 1994,

Cablevision revenues grew 10.2% for the third quarter and 7.7% for the nine months. Multimedia continues to rebuild or upgrade its cable systems and currently has projects underway in each of its four regions. As the upgrades provide additional channel capacity, the division plans to add new programming services and package  offerings. Basic subscribers stood at more than 454,000 on September 30, 1995.

        The Entertainment division's revenues for the latest quarter were

$33.4 million, down 4.4% compared with 1994's third quarter due to a decrease in the number of daily programs telecast by Multimedia and a decline in revenue resulting from increasing competition in the talk show marketplace.

Entertainment revenues for the first nine months of $107.7 million were flat when compared with the corresponding period in 1994. If the impact of costs related to the first year of operation of NEWSTALK TELEVISION is excluded,

Entertainment's operating profit decreased 13.6% for the third quarter and

14.5% for the nine months.

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        Security revenues were $7.5 million for the third quarter of the year, a 15.8% gain over the same quarter in 1994, and $20.8 million for the nine-month period, up 15.3% over the first nine months of 1994. This revenue growth can be attributed to higher monitoring revenues resulting from the division's expanding customer base. Security had approximately 82,000 customers at the end of the quarter.

        At September 30, 1995, Multimedia's long-term debt (including current portion) was $538.5 million, and cash and cash equivalents was $7.8 million.

Capital improvements and expenditures and Security division acquisitions totaled $76.4 million for the nine months ended September 30.

        On July 24, Gannett Co., Inc. and Multimedia, Inc. entered into a merger agreement by which Gannett will acquire Multimedia. Closing of the transaction is conditioned on, among other things, shareholder approval,

receipt of certain regulatory and governmental approvals, and the Company's debt not exceeding a specified level on the second business day prior to the closing of the transaction. A special shareholder meeting to approve the transaction is scheduled for November 15, at 11:00 a.m., in Greenville, S.C.

A proxy statement relating to the special meeting, which includes a copy of the merger agreement, was mailed to shareholders on October 6.

                               Sincerely,



                            Donald D. Sbarra

           CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

                            NOVEMBER 8, 1995


THREE MONTHS HIGHLIGHTS

(Unaudited)  (In thousands)                               1995          1994
REVENUES:

    Newspapers                                       $   40,382         37,196

    Broadcasting                                         37,340         33,216

    Cable                                                44,308         40,912

    Entertainment                                        33,362         34,883

    Security                                              7,463          6,443

                                                      $ 162,855        152,650

OPERATING PROFITS:

    Newspapers                                        $  13,871         10,283

    Broadcasting                                         15,419         10,043

    Cable                                                14,741         12,965

    Entertainment                                         9,842         17,151

    Security                                                235            885

    Corporate                                            (2,743)        (3,614)

                                                      $  51,365         47,713


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


CONSOLIDATED STATEMENTS OF EARNINGS

THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994


                                                                               Three Months               Nine Months

(Unaudited)  (In thousands except per-share data)                         1995                1994      1995       1994
Operating revenues:

      Newspapers                                                       $  40,382             37,196    118,737   108,297

      Broadcasting                                                        37,340             33,216    112,552   100,071

      Cable                                                                44,30            840,912    129,758   124,114

      Entertainment                                                       33,362             34,883    107,739   107,738

      Security                                                             7,463              6,443     20,843    18,080

         Total operating revenues                                        162,855            152,650    489,629   458,300

Operating costs and expenses:

      Production                                                          60,212             53,242    186,208   162,121

      Selling, general and administrative                                 38,380             39,040    118,148   115,719

      Depreciation                                                         9,320              9,082     29,769    30,713

      Amortization                                                         3,578              3,573     10,815    11,265

         Total operating costs and expenses                              111,490            104,937    344,940   319,818

         Operating profit                                                 51,365             47,713    144,689   138,482

Interest expense                                                          13,928             14,829     42,790    44,604

Other income (expense), net                                                 (452)            19,115        (557)  21,292

      Earnings before income taxes and minority interest                  36,985             51,999    101,3421   15,170

Income taxes                                                              15,348             21,580      42,057   47,796

Minority interest in subsidiaries' losses (income), net                     (757)                50      (2,394)    (128)

      Net earnings                                                    $   20,880             30,469      56,891   67,246



Per share of common stock:

      Net earnings                                                    $      .54                .80        1.47     1.76

      Cash dividends                                                           -                  -           -        -

Weighted average shares                                                   39,025             38,285      38,824   38,282




                   Multimedia, Inc. and Subsidiaries

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CONSOLIDATED BALANCE SHEETS

 SEPTEMBER 30, 1995 AND DECEMBER 31, 1994




                                                                             September 30,         December 31,

(Unaudited)  (In thousands)                                                      1995                  1994
ASSETS

Current assets:

    Cash and cash equivalents                                               $     7,843                  6,202

    Net trade accounts receivable                                                90,041                 93,426

    Inventories                                                                   7,276                  4,643

    Deferred income tax benefits                                                 10,915                  9,581

    Program rights                                                               11,166                  7,570

    Deferred program costs                                                        5,198                 10,923

    Prepaid expenses and other                                                    7,471                  6,795

      Total current assets                                                      139,910                139,140

Property, plant and equipment, at cost                                          615,626                558,749

    Less accumulated depreciation                                               301,659                283,522

      Net property, plant and equipment                                         313,967                275,227

Intangible assets, net                                                          246,219                242,078

Other assets                                                                     30,817                 27,533

                                                                               $730,913                683,978
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:

    Current installments of long-term debt                                   $   30,237                 30,254

    Accounts payable                                                             19,595                 24,512

    Accrued interest                                                             11,720                  2,671

    Accrued payroll                                                               7,821                  8,386

    Accrued expenses                                                             39,494                 38,148

    Income taxes payable                                                         12,289                 10,202

    Program rights payable                                                       11,632                  7,793

    Unearned income                                                              22,975                 20,556

      Total current liabilities                                                 155,763                142,522

Long-term debt                                                                  508,301                542,303

Deferred income taxes                                                            57,391                 54,090

Other liabilities                                                                 3,316                  3,294

Minority interest                                                                21,078                 18,684

Stockholders' equity (deficit):

    Common stock                                                                  3,788                  3,762

    Additional paid-in capital                                                  193,286                188,224

    Retained earnings (deficit)                                                (212,010)              (268,901)

      Total stockholders' equity (deficit)                                      (14,936)               (76,915)

                                                                              $ 730,913                683,978

                   Multimedia, Inc. and Subsidiaries

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                 CONSOLIDATED STATEMENTS OF CASH FLOWS

             NINE MONTHS ENDED SEPTEMBER 30, 1995 AND 1994



(Unaudited)  (In thousands)                                              1995                 1994
Net cash provided by operating activities                              $ 127,852                   139,583

Additions to property, plant and equipment                               (65,152)                  (58,379)

Acquisitions of properties                                               (24,008)                  (10,713)

Other                                                                      2,489                    20,067

    Net cash used for investing activities                               (86,671)                  (49,025)

Addition (reduction) in revolving credit, net                             15,906                   (48,168)

Long-term debt retired                                                   (50,040)                  (41,169)

Other                                                                     (5,406)                   (5,255)

    Net cash used for financing activities                               (39,540)                  (94,592)

Increase (decrease) in cash and cash equivalents                           1,641                    (4,034)

Cash and cash equivalents, beginning of year                               6,202                    11,034

Cash and cash equivalents, end of period                              $    7,843                     7,000



NOTE: NET CASH PROVIDED BY OPERATING ACTIVITIES IS FURTHER ANALYZED AS

FOLLOWS:



Operating profit plus depreciation and amortization

    and amortization of stock options:

    Newspapers                                                         $  41,643                  35,362

    Broadcasting                                                          53,670                  38,957

    Cable                                                                 66,106                  62,972

    Entertainment                                                         25,405                  47,832

    Security                                                               7,050                   6,753

    Corporate                                                             (8,379)                 (8,789)



                                                                         185,495                 183,087
    Interest expense less amoritzation of debt

    issue costs                                                          (41,973)                (43,767)

Change in current assets and liabilities                                  17,092                  15,493

Other                                                                    (32,762)                (15,230)

Net cash provided by operating activities                               $127,852                 139,583


                   Multimedia, Inc. and Subsidiaries

                   MULTIMEDIA, INC. AND SUBSIDIARIES


MULTIMEDIA

NEWSPAPER COMPANY

305 S. MAIN ST.

P.O. BOX 1688

GREENVILLE, S.C.  29602

ALABAMA
DAILY AND SUNDAY:
The Montgomery Advertiser

ARKANSAS
DAILY:
The Baxter Bulletin
(Mountain Home)

GEORGIA
DAILY:
The Observer (Moultrie)

NORTH CAROLINA
DAILY AND SUNDAY:
Asheville Citizen-Times

OHIO
DAILIES:
Gallipolis Daily Tribune
The Daily Sentinel (Pomeroy)

SUNDAY:
Sunday Times-Sentinel (Gallipolis)

SOUTH CAROLINA
DAILY AND SUNDAY:
The Greenville News



TENNESSEE
DAILY:
The Leaf-Chronicle (Clarksville)

MONTHLY:
Music City News
The Gospel Voice (Nashville)

TELEVISION PRODUCTION
TNN Music City News
Country Awards

VIRGINIA
DAILY AND SUNDAY:
The Daily News-Leader (Staunton)

WEST VIRGINIA
DAILY:
Point Pleasant Register

Multimedia also publishes
49 non-daily products.





MULTIMEDIA
BROADCASTING COMPANY
305 S. MAIN ST.
P.O. BOX 1688
GREENVILLE, S.C. 29602

TELEVISION
GEORGIA
Macon: WMAZ-TV (CBS)

MISSOURI
St. Louis: KSDK (NBC)

OHIO
Cincinnati: WLWT (NBC)
Cleveland: WKYC (NBC)

TENNESSEE
Knoxville: WBIR-TV (NBC)

RADIO
GEORGIA
Macon: WAYS (FM)
WMAZ-AM

MULTIMEDIA
CABLEVISION COMPANY
701 E. DOUGLAS AVE.
P.O. BOX 3027
WICHITA, KAN.  67202

Multimedia operates more than 125 cable television franchises In Kansas,

Illinois, Indiana, North Carolina and Oklahoma and serves approximately

454,000 basic subscribers.





MULTIMEDIA
ENTERTAINMENT COMPANY
45 ROCKEFELLER PLAZA
35TH FLOOR
NEW YORK, N.Y. 10111
Donahue / Sally Jessy Raphael / Jerry Springer / Rush Limbaugh, The Television Show
NewsTalk Television



MULTIMEDIA SECURITY SERVICE
800 E. WATERMAN
WICHITA, KAN.  67202

Multimedia serves more than 82,000 security alarm customers.

IMPORTANT NOTICE TO SHAREHOLDERS
Wachovia Bank of North Carolina, N.A. is the transfer agent and registrar for Multimedia, Inc. All communications regarding shareholdings or transfer of your shares should be directed to: Wachovia Bank of North Carolina, N.A., Corporate Trust Department, P.O. Box 3001, Winston-Salem, North Carolina 27102. 1-800-633-4236 Toll-Free Telephone Number for Shareholder Services.